THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

VINSENT, INC

CONVERTIBLE PROMISSORY NOTE

Note Principal Amount: $______________
Date of Note: [_______], 2021

FOR VALUE RECEIVED, VINSENT, INC., a Delaware corporation (the "**Company**") promises to pay to [*Investor Name*] ("**Investor**"), or its registered assigns, in lawful money of the United States of America the principal amount as set forth above, or such lesser amount as shall equal the outstanding principal amount hereof, together with simple interest accrued from the date of this Convertible Promissory Note (this "**Note**") as set forth above on the unpaid principal amount at a rate of five percent (5%) per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) March 19, 2023 (the "**Maturity Date**")[and (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by Investor or made automatically due and payable, in each case, in accordance with the terms hereof. This Note is one in a series of similar convertible subordinated promissory notes (collectively, the "**Notes**") issued under Regulation Crowdfunding promulgated under the Securities Act ("**Regulation CF**") in the aggregate principal amount of up to $1,070,000.

The following is a statement of the rights of Investor and the conditions to which this Note is subject, and to which Investor, by the acceptance of this Note, agrees.

1. ***Payments***

(a) *Interest.* Accrued interest on this Note shall be payable on the earlier of (i) the Maturity Date and (ii) conversion of this Note as set forth herein.

(b) *Voluntary Prepayment.* The Company may prepay this Note in the absence of the written consent of the Investor. Any such prepayment will be applied first to the payment of expenses due under this Note, second to interest accrued on this Note and third, if the amount of prepayment exceeds the amount of all such expenses and accrued interest, to the payment of principal of this Note.

2. ***Events of Default***. The occurrence of any of the following shall constitute an "**Event of Default**" under this Note:

(a) *Failure to Pay.* The Company shall fail to pay (i) when due any principal payment on the due date hereunder or (ii) any interest payment or other payment required under the terms of this Note on the date due and such payment shall not have been made within ten (10) business days of the Company's receipt of written notice to the Company of such failure to pay; or

(b) *Breach of Covenants.* The Company shall default in the performance of, or violate any material covenants and agreements contained in this Note; or

(c) *Voluntary Bankruptcy or Insolvency Proceedings.* The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) admit in writing its inability to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated, (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vi) take any action for the purpose of effecting any of the foregoing; or

(d) *Involuntary Bankruptcy or Insolvency Proceedings.* Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company, or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and (i) an order for relief entered or (ii) such proceeding shall not be dismissed or discharged within forty-five (45) days of commencement.

3. ***Rights of Investor upon Default***. Subject to Section 5, upon the occurrence of any Event of Default (other than an Event of Default described in Sections 2(d) and at any time thereafter during the continuance of such Event of Default, Investor may by written notice to the Company, declare all or any portion of the Obligations to be due and payable, whereupon such Obligations shall be so declared due and payable and shall become immediately due and payable if default is not cured by the Company within 5 business days of receipt of written notice. Subject to Section 5, upon the occurrence of any Event of Default described in Sections 2(c) or 2(c), immediately and without notice, all outstanding Obligations payable by the Company hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence and during the continuance of any Event of Default, Investor may exercise any other right,

power or remedy granted to it by this Note or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

4. *Conversion.*

(a) Unless previously repaid pursuant to Section 2, at any time prior to the Maturity Date, the Note plus the interest thereon (the "**Balance**") may be converted into shares of Non-Voting Common Stock; provided that (i) such conversion right is exercisable by the Company only, at its sole discretion and (ii) prior to such conversion the Israeli Securities Authority shall have issued the Tax Ruling to the Company's sole satisfaction. Upon conversion, the Balance shall convert into a number of shares of Non-Voting Common Stock equal to quotient obtained by dividing the Balance by the Conversion Price (the "**Conversion Shares**").

(b) *Conversion Procedure.* The issuance of the Conversion Shares upon conversion of the Note shall be upon the terms and subject to the conditions set forth herein. Upon the exercise of the Note at the election of the Company, the Company shall notify the Investor in writing of such election and how many Conversion Shares will be issued to the Investor upon conversion thereof (the "**Notification**"). Within no more than five days following the date of the Notification, the conversion shall be deemed to have been completed, and Investor shall be treated for all purposes as the record holder of such Conversion Shares as of such date.

(c) *Fractional Shares; Interest; Effect of Conversion.* No fractional interests shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional interests to Investor upon the conversion of this Note, the Company shall pay to Investor an amount equal to the product obtained by multiplying the Conversion Price by the fraction of an interest not issued pursuant to the previous sentence. Upon payment of this Note in full or the conversion of this Note in full and the payment of the amounts specified in this paragraph, as the case may be, the Company shall be forever released from all its obligations and liabilities under this Note and this Note shall be deemed of no further force or effect, whether or not the original of this Note has been delivered to the Company for cancellation.

5. *Seniority Subordination.*

(a) *Seniority.* The indebtedness evidenced by this Note and the payment of the principal thereof is subordinated in right of payment to the prior payment in full of any Senior Indebtedness (as hereinafter defined) in existence on the date of this Note or hereafter incurred. "**Senior Indebtedness**" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

(b) *Senior Indebtedness Default.* If an event of default has occurred with respect to any Senior Indebtedness, permitting the holder thereof to accelerate the maturity thereof, then unless and until such event of default shall have been cured or waived or shall have ceased to exist, or all

Senior Indebtedness shall have been paid in full, no payment shall be made in respect of the principal of or interest on this Note.

Nothing contained in this Section 5 shall impair, as between the Company and Investor, the obligation of the Company to pay to Investor the principal and accrued interest as and when the same shall become due and payable, or shall prevent Investor, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law, all subject to the rights, if any, of the holders of Senior Indebtedness under this Section 5 to receive cash or other properties otherwise payable or deliverable to Investor pursuant to this Note.

6. ***Definitions***. As used in this Note, the following capitalized terms have the following meanings:

Conversion Price" shall mean $2.74.

"**Investor**" shall mean the Person specified in the introductory paragraph of this Note or any Person who shall at the time be the registered holder of this Note.

"**Investors**" shall mean the investors that have purchased Notes.

"**ITA**" shall mean Israel Tax Authority.

"**Non-Voting Common Stock**" shall mean the Non-Voting Common Stock of the Company, par value $0.00001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

"**Notes**" shall mean the unsecured subordinated convertible promissory notes issued by the Company under Regulation CF.

"**Obligations**" shall mean and include all loans, advances, debts, liabilities and obligations of every kind and description, howsoever arising, owed by the Company to Investor, now existing or hereafter arising under or pursuant to the terms of this Note, including all interest, fees, charges, expenses, attorneys' fees and costs and accountants' fees and costs chargeable to and payable by the Company hereunder and thereunder, in each case, whether direct or indirect, absolute or contingent, due or to become due, and whether or not arising after the commencement of a proceeding under Title 11 of the United States Code (11 U. S. C. Section 101 *et seq*.), as amended from time to time (including post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding.

"**Person**" shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock corporation, a limited liability corporation, an unincorporated association, a joint venture or other entity or a governmental authority.

"**Securities Act**" shall mean the United States Securities Act of 1933, as amended.

"**Tax Ruling**" shall mean a tax ruling issued by the ITA pursuant to section 104(b) of the Israel Tax Ordinance pursuant to which tax shall be deferred on a certain reorganization of the Company such that it shall become a corporation which holds 100% of the shares of VinX.

"**VinX**" shall mean VinX Network Ltd., an Israeli company, company number 515606234

7. *Miscellaneous*

    (a) *Successors and Assigns; Transfer of this Note or Securities Issuable on Conversion Hereof.*

       (i)   Subject to the restrictions on transfer described in this Section 7(a), the rights and obligations of the Company and Investor shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

       (ii)   Subject to compliance with applicable federal and state securities laws, including the restrictions described in the legends to this Note, this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company shall not be affected by notice to the contrary.

       (iii)   Investor and any subsequent holder of this Note receives this Note subject to the foregoing terms and conditions and agrees to comply with the foregoing terms and conditions for the benefit of the Company and the other Investors.

       (iv)   Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of the Investor.

    (b) *Waiver and Amendment*. This Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Notes to each Investor are separate sales.

    (c) *Notices.* All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and mailed, sent via e-mail or delivered to each party at the respective addresses of the parties as set forth in the subscription agreement to this Note, or at such other address or e-mail address as the Company shall have furnished to Investor in writing. All such notices and communications will be deemed effectively given upon the earliest of (i) receipt, (ii) delivery in person or by e-mail, (iii) one business day after deposit with an overnight courier service of recognized standing and (iv) ten days after being deposit in the U.S. mail, first class with postage prepaid.

    (d) *Pari Passu Notes.* Investor acknowledges and agrees that the payment of all or any portion of the outstanding principal amount of this Note and all interest hereon shall be *pari passu* in right of payment and in all other respects to the other Notes. In the event Investor receives payments in excess of its pro rata share of the Company's payments to Investors of all of the Notes, then Investor shall hold in trust all such excess payments for the benefit of the holders of the other Notes and shall pay such amounts held in trust to such other holders upon demand by such holders.

    (e) *Payment.* Unless converted into the Company's equity securities pursuant to the terms hereof, payment under this Note shall be made in lawful tender of the United States.

(f) *Usury.* In the event any interest paid on this Note is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

(g) *Waivers.* The Company hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

(h) *Governing Law.* All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of Delaware for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

[*Signature pages follow*]

The Company has caused this Note to be issued as of the date first written above.

VINSENT, INC.

By: _____

Accepted and Agreed by Investor by execution and delivery of Signature Page to Note Subscription Agreement and Note: